DRC Resources Corporation

PRESS RELEASE

Accelerating Development of Afton Copper-Gold Project

Underground Decline Underway

(All dollar amounts in US$)

December 7, 2004, Vancouver, British Columbia –DRC Resources Corporation  (DRC:TSX; DRJ:AMEX) is pleased to announce that work on the 2,000 metre decline has commenced at the Company’s Afton Copper-Gold Project, near Kamloops, British Columbia, Canada.  Excavation work is well underway and is being performed by the Company’s mining contractor - Procon Mining & Tunnelling Ltd.

In making this announcement, President and CEO, Chris Bradbrook, stated, “This is a very important step in the evolution of the Afton Copper-Gold Project.  The decline will not only enable us to complete infill drilling of the mineralized zone in order to upgrade resources to reserves, but also allow us to complete additional exploration drilling to determine the full extent of the mineralized zone, and to search for additional mineralization.  A 20,000 metre diamond drilling contract has been signed with F. Boisvenu Drilling Ltd. with work scheduled to start as soon as possible in January, 2005.  We intend to conduct the exploration work as aggressively as possible.”

Bulk sampling and technical studies will be carried out concurrently with development of the decline, and completion of diamond drilling, all of which are integral parts of the Company’s plan to complete a bankable feasibility study.  This study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production.  Total costs for this work are expected to be approximately $14.5 million.

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  At current metal prices this mineralized zone has an in-situ value in excess of $3 Billion.

A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of $120 million and (at conservative metal prices of $0.85 per pound copper, and $375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of $0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of $21 million and no debt.  The company has only 13.9 million shares outstanding and 15.2 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.